UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                                  Skillsoft PLC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           American Depositary Shares
       Each representing an Ordinary Share, par value (euro)0.11 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    830928107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 2, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------
CUSIP No. 830928107
------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg, Pincus Ventures, L.P.                  I.R.S. #13-3784037
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
            (See Instructions)                                        (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           9,821,163
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       9,821,163
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,821,163
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------
CUSIP No. 830928107
------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Partners LLC                    I.R.S. #13-4069737
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
            (See Instructions)                                        (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           10,177,986
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       10,177,986
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,177,986
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------
CUSIP No. 830928107
------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus & Co.                            I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
            (See Instructions)                                        (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           10,177,986
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       10,177,986
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,177,986
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------
CUSIP No. 830928107
------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus LLC                              I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
            (See Instructions)                                        (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           10,177,986
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       10,177,986
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,177,986
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------
CUSIP No. 830928107
------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Charles R. Kaye
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
            (See Instructions)                                        (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           10,177,986
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       10,177,986
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,177,986
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------
CUSIP No. 830928107
------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Joseph P. Landy
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
            (See Instructions)                                        (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           10,177,986
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       10,177,986
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,177,986
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") amends the
Schedule 13D originally filed on September 16, 2002 (the "Original 13D"), filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC"). This Amendment No. 1 relates to the American Depositary Shares, each representing one Ordinary Share, par value (euro)0.11 per share, of Skillsoft PLC, a public limited liability company organized under the laws of the Republic of Ireland, formerly known as Smartforce PLC (the "Company").

Item 1.   Security and Issuer.

Item 1 of the Original 13D is hereby amended and restated in its entirety as follows:

     This statement on Schedule 13D relates to the American Depositary Shares, each representing one Ordinary Share, par value (euro)0.11 per share, of the Company (the "ADSs"). The address of the principal executive offices of the Company is 107 Northeastern Boulevard, Nashua, New Hampshire 03062.

Item 2    Identity and Background.

     Item 2(a) of the Original 13D is hereby amended and restated in its entirety as follows:

     (a) This statement is filed by WPV, WP, WP LLC, Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC"), Mr. Charles R. Kaye and Mr. Joseph P. Landy (collectively, the "Reporting Persons"). The Reporting Persons are deemed to be a group within the meaning of Rule 13d-5. WPP LLC, a direct subsidiary of WP, is the sole general partner of WPV. WP LLC manages WPV. Messrs. Charles R. Kaye and Joseph P. Landy are each a Managing General Partner of WP and Co-President and Managing Member of WP LLC. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is attached hereto as Exhibit 1. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations, are set forth on Schedule I hereto.

     Item 2(c) of the Original 13D is hereby amended to add the following:

     The principal business of WPP LLC is acting as general partner of WPV and certain other private equity funds. The principal business of each of Mr. Kaye and Mr. Landy is acting as a Managing General Partner of WP and Co-President and Managing Member of WP LLC.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Original 13D is hereby amended to add the following:

     On October 30, 2006 and October 31, 2006, WPV sold an aggregate of 1,080,000 ADSs (the "Sale"), with such amount representing less than 1% of the total ADSs outstanding based on 108,193,405 ADSs outstanding as of August 31, 2006 as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2006, in brokers' transactions or in transactions directly with a market maker pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. WPV received an aggregate of $6,851,940.00 in gross proceeds from the Sale.

     On November 2, 2006, WPV distributed an aggregate of 2,378,821 ADSs to its limited partners and to WPP LLC on a pro rata basis (the "Distribution"), with such limited partners and WPP LLC receiving 2,021,998 and 356,823 ADSs, respectively. WPV received no proceeds from the Distribution.

Item 5.   Interest in Securities of the Issuer

     Items 5(a) and (b) of the Original 13D are hereby amended and restated in their entirety as follows:

     (a) WPV is the direct record owner of 9,821,163 ADSs, representing approximately 9.1% of the outstanding ADSs based on a total of 108,193,405 ADSs outstanding as of August 31, 2006, as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2006. WPP LLC is the direct record owner of 356,823 ADSs. Due to their respective relationships with WPV, as of November 3, 2006, each of the other Reporting Persons may be deemed to beneficially own, in the aggregate, 10,177,986 ADSs representing approximately 9.4% of the outstanding ADSs.

     Each of WPV, WP, WP LLC, WPP LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership of all ADSs, except to the extent of any pecuniary interest therein.

     (b) WPV has the power to vote or to direct the vote and to dispose or to direct the disposition of the 9,821,163 ADSs. Each of the other Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 10,177,986 ADSs they may be deemed to beneficially own as of November 3, 2006.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 2006          WARBURG, PINCUS VENTURES, L.P.
                                      By:  Warburg Pincus Partners LLC
                                           its General Partner
                                      By:  Warburg Pincus & Co.,
                                           its Managing Member

                                  By: /s/ Scott A. Arenare
                                     -------------------------------------------
                                     Name:   Scott A. Arenare
                                     Title:  Partner

Dated:  November 3, 2006          WARBURG PINCUS & CO.

                                  By: /s/ Scott A. Arenare
                                     -------------------------------------------
                                     Name:   Scott A. Arenare
                                     Title:  Partner

Dated:  November 3, 2006          WARBURG PINCUS LLC

                                  By: /s/ Scott A. Arenare
                                     -------------------------------------------
                                     Name:   Scott A. Arenare
                                     Title:  Member

Dated: November 3, 2006             WARBURG PINCUS PARTNERS, LLC
                                        By:  Warburg Pincus & Co.,
                                             its Managing Member

                                  By: /s/ Scott A. Arenare
                                     -------------------------------------------
                                     Name:   Scott A. Arenare
                                     Title:  Partner

Dated:  November 3, 2006          By: /s/ Scott A. Arenare
                                     -------------------------------------------
                                     Name:  Charles R. Kaye
                                     By:    Scott A. Arenare, Attorney-in-Fact*

Dated:  November 3, 2006          By: /s/ Scott A. Arenare
                                     -------------------------------------------
                                     Name:  Joseph P. Landy
                                     By:    Scott A. Arenare, Attorney-in-Fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

                                                                      SCHEDULE I

     Schedule I of the Original 13D is hereby amended and restated in its entirety as follows:

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). Warburg Pincus Partners LLC, a direct subsidiary or WP, is the sole general partner of Warburg, Pincus Ventures, L.P. ("WPV"). WP LLC manages WPV. Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

------------------------- ------------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                   TO POSITION WITH WP, AND POSITIONS

          NAME                        WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Scott A. Arenare          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
David Barr                Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Harold Brown              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Sean D. Carney            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Mark Colodny              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
David A. Coulter          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Timothy J. Curt           Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
W. Bowman Cutter          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Cary J. Davis             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
David W. Dorman           Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Michael Graff             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Patrick T. Hackett        Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Jeffrey A. Harris         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stewart J. Hen            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
William H. Janeway        Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
Julie A. Johnson Staples  Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------

------------------------- ------------------------------------------------------
Chansoo Joung             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Peter R. Kagan            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Charles R. Kaye           Managing General Partner of WP; Managing Member and
                          Co-President of WP LLC
------------------------- ------------------------------------------------------
Henry Kressel             Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Kevin Kruse               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Joseph P. Landy           Managing General Partner of WP; Managing Member and
                          Co-President of WP LLC
------------------------- ------------------------------------------------------
Sidney Lapidus            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Kewsong Lee               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Jonathan S. Leff          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Philip Mintz              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Rodman W. Moorhead III    Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
James Neary               Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Bilge Ogut                Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Dalip Pathak              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Lionel I. Pincus          Partner of WP; Member and Chairman of WP LLC
------------------------- ------------------------------------------------------
Michael F. Profenius      Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Stan Raatz                Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Henry B. Schacht          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Steven G. Schneider       Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Mimi Strouse              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Patrick Sullivan          Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Barry Taylor              Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Christopher H. Turner     Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
John L. Vogelstein        Partner of WP; Member and Vice Chairman of WP LLC
------------------------- ------------------------------------------------------
John R. Vrolyk            Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman   Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
David J. Wenstrup         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------

------------------------- ------------------------------------------------------
Rosanne Zimmerman         Partner of WP; Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Pincus & Company LLC*
------------------------- ------------------------------------------------------
WP & Co. Partners,
L.P.**
------------------------- ------------------------------------------------------
Warburg Pincus VP
Partnership, L.P.***
------------------------- ------------------------------------------------------


_____________________

* New York limited liability company; primary activity is ownership interest in WP and WP LLC

**    New York limited partnership; primary activity is ownership interest in WP

***   Delaware limited partnership; primary activity is ownership interest in WP

                                MEMBERS OF WP LLC
                                -----------------

------------------------- ------------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                 TO POSITION WITH WP LLC, AND POSITIONS

          NAME                        WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Scott A. Arenare          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
David Barr                Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Harold Brown              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Sean D. Carney            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Stephen John Coates (1)   Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Mark Colodny              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
David A. Coulter          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Timothy J. Curt           Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
W. Bowman Cutter          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Cary J. Davis             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
David W. Dorman           Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Rajiv Ghatalia (2)        Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Michael Graff             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Patrick T. Hackett        Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jeffrey A. Harris         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Stewart J. Hen            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
William H. Janeway        Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Julie A. Johnson Staples  Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Chansoo Joung             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Peter R. Kagan            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Charles R. Kaye           Managing Member and Co-President of WP LLC; Managing G
------------------------- ------------------------------------------------------
Rajesh Khanna (2)         Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------

Henry Kressel             Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Kevin Kruse               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Joseph P. Landy           Managing Member and Co-President of WP LLC; Managing
                          General Partner of WP
------------------------- ------------------------------------------------------
Sidney Lapidus            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Kewsong Lee               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jonathan S. Leff          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Jeff Leng (3)             Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
David Li (4)              Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Nicholas J. Lowcock (1)   Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Philip Mintz              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Rodman W. Moorhead III    Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
James Neary               Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Bilge Ogut                Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Dalip Pathak              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Lionel I. Pincus          Member and Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Pulak Chandan Prasad (2)  Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Michael F. Profenius      Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Stan Raatz                Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Henry B. Schacht          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Steven G. Schneider       Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Joseph C. Schull (5)      Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Mimi Strouse              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Patrick Sullivan          Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Chang Q. Sun (4)          Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Barry Taylor              Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Christopher H. Turner     Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Simon Turton (1)          Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
John L. Vogelstein        Member and Vice Chairman of WP LLC; Partner of WP
------------------------- ------------------------------------------------------

John R. Vrolyk            Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman   Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
David J. Wenstrup         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Peter Wilson (1)          Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Jeremy S. Young (1)       Member and Managing Director of WP LLC
------------------------- ------------------------------------------------------
Rosanne Zimmerman         Member and Managing Director of WP LLC; Partner of WP
------------------------- ------------------------------------------------------
Pincus & Company LLC*
------------------------- ------------------------------------------------------

     (1)  Citizen of United Kingdom
     (2)  Citizen of India
     (3)  Citizen of China
     (4)  Citizen of Hong Kong
     (5)  Citizen of Canada


* New York limited liability company; primary activity is ownership interest in WP and WP LLC

As of October 1, 2006


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